August 13, 2008
Craig Wilson, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	GTSI Corp. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 000-19394
On behalf of GTSI Corp. (“GTSI” or the “Company”), I am providing this letter in response to the comments of the Commission’s staff set forth in your letter dated July 23, 2008 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 000-19394) filed with the Commission on March 14, 2008 (the “2007 Form 10-K”). To aid in the staff’s review, I have repeated the staff’s comments followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 8. Financial Statements & Supplementary Data, page 40
Notes to Consolidated Financial Statements, page 45
Note 1. Nature of Business and Summary of Significant Accounting Policies, page 45
E. Revenue Recognition, page 46
1.	We note from your response to prior comment 1 that you generated a significant amount of revenue from software sales in each of the periods presented. As such, confirm your intentions for adding additional disclosure that addresses software sales and SOP 97-2.
As requested, to confirm our intentions to add an additional disclosure, we are providing you below with the actual language that will be included as part of the policy disclosure:
“In accordance with SOP 97-2, the Company recognizes software related revenue (which consists of re-selling third party software licenses which do not require significant production, modification or customization) when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.”
R. Reclassifications and Adjustments, page 50
2.	We note in your response to prior comment 2 that you prepare a SAB 99 memo each reporting period to assess errors identified in the reporting period. We further note that in assessing the materiality, you assess the impact on reported net income/(loss) by including all other errors impacting the period. Note that the Staff believes registrants must evaluate each error individually, irrespective of its effect when combined with other errors and that evaluation should consider the effect of the individual error on each financial statement line item, including subtotals and totals. Provide us with a summation of each SAB 99 memo that was compiled at the end of each quarterly and annual reporting period during fiscal years 2005, 2006 and 2007 that evaluated each individual error identified and/or adjusted for at those points in time on a stand-alone basis. The Staff would expect this summation to include the quantitative analysis and qualitative analysis, to the extent necessary, performed as of the end of each quarterly or annual reporting period, including the impact on the respective balance sheet, statement of operations, and statement of cash flows line items and subtotals. We may have further comments.

Below, please find the requested summation that we believe addresses your comments. In addition, please find attached additional analysis (Schedule A) that provides the quantitative summation of the errors for each quarterly and/or annual reporting periods. This additional analysis measures the impact of the respective errors quarterly and annually by sub-totals and totals for the balance sheet and statement of operations (note, the errors were all non-cash related and did not have any impact on operating cash flows). Note, the Company restated Q1 2006 and the years ended 2003 - 2005, as such summation of the SAB99 memo for the quarters in 2005 would not be applicable.
It is clear none of the individual line items of the financial statements are materially impacted, both individually and in the aggregate. Please note, as well that the quarterly YTD impacts have not been presented in Schedule A since the impact of the errors on these periods is not significantly different that the standalone quarterly and fiscal year analysis.
In assessing the significance of the errors identified, it is important to understand the Company’s threshold basis for materiality using the Company’s fiscal history as well as the critical basis of investor focus. As for GTSI’s fiscal history over the prior five years, as shown in the table below the Company generated $902 million in annual revenues on a five year average. During the five year period of 2003 to 2007, the Company experienced fluctuation in its net income, with profitable in 2003 and 2004, significant losses in 2005 and 2006, then ‘break-even’ year in 2007 (significant expenses led to 2007 being break-even including consulting expenses as part of remediation and re-implementation of 404; further, as mentioned in the Company’s January 22, 2008 press release, the Company had significant revenue from orders expected in 2007 that were delayed due to the late signing of the budget funding bill). As a result of the break-even results in 2007, the errors identified are significant only to the year ended 2007.
This fiscal history needs to be considered in light of the fact that the Company’s investors, and sector, are focused primarily on the Company’s gross margins and cash flows. We have gained this understanding through our communications with major investors during earning’s calls and at shareholder meetings. Management measures and drives the daily business with a focus on gross margin by contract/order; further the sales force is incentivized based on gross margin. While the Company clearly does not ignore the materiality of errors as compared to net income, we place an emphasis on the materiality of errors as compared to gross margin in order to mirror our investors focus.
As a result, looking at gross margin (indicated on line 2 in the table below), the amount of $1M represents less than 1% of GTSI average for the previous 5 years (note the $1M is less than 1% of operational expenses and less than .2% of revenue). This $1M is the quantitative figure used by GTSI as the materiality threshold that would potentially require restatement after consideration of other similar errors (if any). Management has not ignored income, using $441 thousand (individually or in the aggregate), which represents 5% of the income before taxes average over the prior 5 years as the amount that would require additional analysis and scrutiny by management and the audit committee (although GTSI routinely reviews errors less than this amount).

							Materiality	Materiality
	2007	2006	2005	2004	2003	5 yr avg	Percent	Amount
Revenue	723,465	862,977	887,155	1,081,008	953,180	901,557	0.1%	901.6
Gross Margin	104,720	113,779	97,839	121,484	94,964	106,557	1.0%	1,065.6
Operating Expenses	106,335	115,240	115,495	106,187	91,255	106,902	1.0%	1,069.0
Income/loss before taxes	1,199	3,124	16,899	16,993	5,916	8,826	10.0%	882.6
(absolute values)							5.0%	441.3
In our evaluations, the Company assessed each error individually, and considered the effects of the individual error on the respective financial statement line item, including subtotals and totals (the errors were not significantly different on the individual line level); we evaluated the errors in the aggregate; and we considered the effect, both individually and in the aggregate, of the errors on each reporting period, including the quarter. While some of the errors individually or in the aggregate within the quarter or years reported initially appeared to be significant, management using SAB 99’s list of nine considerations (as summarized below), evaluated the materiality of these qualitatively. GTSI management concluded the impact of the unadjusted differences were not considered to be material, individually and in the aggregate, after both quantitative and qualitative factors, (as discussed in SAB 99), plus trends and the impact on individual line items, subtotals and totals, were evaluated.

Here is a summary of management’s evaluation of SAB 99’s list of nine considerations:
1. Does the misstatement arise from an item capable of precise measurement or from an estimate and, if so, the degree of imprecision inherent in the estimate?
No.
2. Does the misstatement mask a change in earnings or other trends?
The Company believes that the misstatement does not mask any significant change in earnings or the trend in earnings. The attached charts (Schedule B) clearly show that the errors identified do not mask a change in earnings or the trend in earnings.
The amount of these errors results in a de minimis effect on earnings and EPS resulting from the misstatement for the year 2005 and 2006. When factoring the nature and quarterly impact of the errors, the Company believes that the previously filed SEC documents are not materially misstated, and are not misleading to the investors where they would have invested differently. As one can see from the quantitative analysis, the quarterly impacts are the greatest on Q2 2006, Q4 2006, Q2 2007 and Q4 2007 in relationship to income before tax only. Specifically reviewing these quarters, the company believes that the periods as filed are not materially changed (for example, in Q2 2006 and Q4 2007, the Company compared the misstatements as a percent of Gross Margin (1.59% and 2.56%), as this is how the Company is measured by its investors), and would not have changed investor decisions. In analyzing the quarters, we do not believe the correction of the errors will impair an investor’s ability to compare and trend the quarters for 2006 and 2007 and year over year comparisons. Our investors emphasize gross margin performance when measuring the Company’s performance. When factoring the gross margin impact of the errors, the impact to Q2 2006 is 1.59%, Q4 2006 is 1.61% and Q4 2007 is 2.56%; none of the amounts would be considered quantitatively material to the investors based on the Company’s gross margins. Further, when comparing the impact for the years ended December 31, 2006 and 2007, the impact of the errors compared to gross margin impact is 0.50% and 0.11% respectively.
It should be noted that the results for 2007 are an anomaly when compared to the 5-year average absolute value of earnings (“5-year average”), and does not distort any trend in earnings for the Company. The 5-year average earnings before taxes is $8.8 million; when comparing the 2007 identified errors to the 5-year average the impact drops to 4.65% of the average earnings before taxes. The Company does not believe that it operates on a breakeven basis and that the results of operations for 2007 are an anomaly due to the reasons noted above.
In addition to the Company’s core operations, the Company does have an equity based investment in Eyak Technology, LLC (“EyakTek”). During 2007, the Company recorded significant equity income from EyakTek in the amount of $3 million. This income effectively offsets the Company’s operating loss for 2007 and contributed to the breakeven results for 2007. Analyzing the impact of these identified errors on the operating results (excluding the EyakTek equity income) results in an impact of 0.86% and 4.3% for the years 2006 and 2007, respectively.
Based on these factors, the Company does not believe that the identified errors masked a change in earnings or the trend in earnings.

3. Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?
No, currently there is not an analyst that provides widely distributed analyst reports on the Company; previously only a single analyst provided limited coverage. Further, the Company currently does not provide detailed forward projections of expected results of operations, financial condition or cash flows, and has not provided any projections in the past five years. The Company has provided general directional guidance on earnings calls on revenues and gross margin but no specific amounts or ranges.
4. Does the misstatement change a loss into income or vice versa?
No.
5. Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?
No, the Company does not have segment reporting.
6. Does the misstatement affect the registrant’s compliance with regulatory requirements?
No.
7. Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?
No
8. Does the misstatement have the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?
No.
9. Does the misstatement involve a concealment of an unlawful transaction?
No.
Conclusion:
The Company believes that for fiscal years 2005, 2006, and 2007 (as well as the quarterly periods in the fiscal years), from both a quantitative and qualitative view, some errors are quantitatively large, on an individual and aggregated basis, but overall are not material to investors in all material respects after assessing the qualitative factors. The Company further believes that it is not probable that the judgment of a reasonable person relying upon such financial statements would change or be influenced if the financial statements were restated. Further, the Company does not believe that the misstatement would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available in connection with the Company’s SEC filings.
In GTSI’s evaluation of the errors individually, please note that the errors were similar in nature (impacting gross margin) and the Company reached the same qualitative conclusions for them individually and in the aggregate (the errors were not significantly different on the individual line level). As well, the Company determined that all of the errors were unintentional.
Additionally, in reaching the qualitative conclusion, the Company considered the Commissions own guidance on this matter. In particular in the 2007 evaluation, the Company noted the December 11, 2007 SEC Speech by Todd Hardimann before the 2007 AICPA National Conference in which he stated that it was “pretty clear” that “qualitative factors [can] cause large errors to not be material”. This conclusion was focused on the Supreme Court’s view (as noted in SAB No. 99) that a “fact is material if there is a substantial likelihood that the....fact would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available.” After careful consideration of all of these factors, the Company does not believe that the identified errors (if corrected) would have altered the “total mix” of information used by investors. It is the Company’s belief that ‘break-even’ years are a rare instance when qualitative factors can cause large errors (individually or in the aggregate) to not be material.

In addition to evaluating the impact of these errors on GTSI’s results of operations, the Company also assessed whether these errors had a material impact on the financial condition and cash flows. As noted in the attached quantitative analysis, the impact on balance sheet was insignificant for all periods presented and these errors had no impact on the reported cash flows for the business. While there were changes on the individual lines within operating cash flows, there was not any net impact to the operating cashflows. As such, there was no impact or changes to the categories operating, investing and financing in the statements of cash flows for the years reported.
In order to help facilitate the resolution of this matter, the Company is willing to meet with you in person to discuss this matter.
3.	Tell us what consideration management gave to the breadth, magnitude, and continual discovery of errors in fiscal 2007 when concluding that your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2007. In this regard, we also note from your response to comment 3 in your letter dated May 16, 2008 that the background and nature of the errors were a result in limitation in the controls in the accounting software.
As described in further detail in the 2007 Form 10-K, management believes that as of December 31, 2007, it had effective controls in place. While our testing and remediation efforts began in early 2007, the work and testing performed lasted through the end of the year. Specifically, as noted in the 2007 Form 10-K, the material weaknesses in the Revenue Recognition, Accounts Payable, Financial Statement Close, and Accounts Receivable processes were not fully remediated until the fourth quarter of 2007. Management was able to successfully test controls in these processes for the last 3 months of the year with no exceptions noted in the testing.
When analyzing the errors in fiscal 2007, management noted that the errors originated prior to the fourth quarter of 2007 when the material weaknesses were not fully remediated. Specifically, the errors related to receivers payable, professional services revenue, and the financial statement close process were directly related to the material weaknesses that existed in those processes prior to the fourth quarter. As part of the remediation process, management identified the significant risks and effectively implemented controls to prevent the reoccurrence of such errors. These controls were effective throughout the fourth quarter and management was able to perform testing to validate that there were no material deficiencies in the control framework as of December 31, 2007.
In regard to the remark made in the letter dated May 16, 2008 regarding limitations in the controls in the accounting software, this was in reference to, and limited to, the Stock Compensation software the Company was using to calculate stock compensation expense at the time the errors were made; the Company has since changed the stock compensation software and is correctly calculating the stock compensation expense. In addition, the Company has implemented additional controls for the quarters (subsequent to identifying the error) and year ended 2007 to assure the expense was correct.
Note 10. Related Party Transactions, page 57
4.	We noted in your response to prior comment 3. Please note that the pretax income test for evaluating the significance of an individual investee or unconsolidated subsidiary under Rule 3-09 of Regulation S-X evaluates a “registrants proportionate share (equity) in the income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principles of the affiliate relative to the total pretax income of the registrant”. In this regard, it appears that the calculation provided in your response is utilizing your proportional share of Eyak’s income adjusted for your statutory tax rate. Tell us how your calculation complies with the guidance in Rule 1-02(w) of Regulation S-X.

The Company acknowledges that based on further research and analysis, we made an error in the calculation that led to non-compliance with the guidance of Rule 1-02(w) of Regulation S-X. Please note, EyakTek financial statements, for the year ended December 31, 2006, were included as an exhibit (99.2) to the Company’s 2007 Form 10-K and labeled as “not covered by Auditor’s report”. We advise the staff that this label was used since the 2006 accounts were audited but the Auditor did not want to include their report if the audited financial statements were not required. The Company intends to include audited accounts for EyakTek in the 2008 Form 10-K; please advise if the SEC wishes for the Company to file a Form 8-K to include audited financial statements for EyakTek.
In connection with this response to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in it filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking additional action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please contact the undersigned at (703) 502-2199.
Sincerely,

/s/ JOE RAGAN Joe Ragan
Senior Vice President and
Chief Financial Officer

Schedule A
GTSI, Inc.
Analysis of Effect of Out-of Period Adjustments
By Year
INCOME STATEMENT EFFECT OF OUT OF PERIOD ADJUSTMENTS

	Gross Margin
	2005	2006	2007

Gross Margin (Understated) / Overstated	448	(568)	116
Gross Margin as reported	97,839	113,779	104,720
% of Gross Margin	0.46%	-0.50%	0.11%

	Pre-Tax Income
	2005	2006	2007

Pre-tax Loss (Understated) / Overstated	448	(2)	(449)
Pre-tax Loss as reported	16,899	3,124	1,199
% of Pre-tax Loss	3%	0%	-37%

	Net Income / EPS
	2005	2006	2007

Net Income (Understated) / Overstated	448	(2)	(449)
Net (Income) / Loss as reported	13,673	3,014	1,767
% of Net Income	3.3%	-0.1%	-25.4%
Diluted Shares	9,166	9,371	9,571
EPS Impact of Errors	(0.05)	0.00	0.05
EPS as reported	(1.49)	(0.32)	(0.18)
% of EPS	3.3%	-0.1%	-26.1%

	Adjustments by Financial Statement Line Item
	2005	2006	2007

Revenue
Previously Reported	887,155	862,977	723,465
Error Amount	264	(234)	(30)
Corrected Amount	887,419	862,743	723,435
% Change	0.03%	-0.03%	0.00%
Cost of Sales
Previously Reported	(789,316)	(749,198)	(618,745)
Error Amount	184	(334)	147
Corrected Amount	(789,132)	(749,532)	(618,598)
% Change	-0.02%	0.04%	-0.02%
Gross Margin
Previously Reported	97,839	113,779	104,720
Error Amount	448	(568)	116
Corrected Amount	98,287	113,211	104,836
% Change	0.46%	-0.50%	0.11%
Operating Expenses
Previously Reported	(115,495)	(115,240)	(106,335)
Error Amount	—	566	(566)
Corrected Amount	(115,495)	(114,674)	(106,901)
% Change	0.00%	-0.49%	0.53%
Total Pre-tax Errors	448	(2)	(449)

GTSI, Inc.
Analysis of Effect of Out-of Period Adjustments
By Quarter
INCOME STATEMENT EFFECT OF OUT OF PERIOD ADJUSTMENTS

	Gross Margin				Gross Margin
	Q1 FY06	Q2 FY06	Q3 FY06	Q4FY06	Q1 FY07	Q2 FY07	Q3 FY07	Q4FY07
Gross Margin
Gross Margin (Understated) / Overstated	(258)	436	(72)	(674)	(220)	941	173	(778)
Gross Margin as reported	18,840	27,445	25,721	41,773	19,960	22,636	31,803	30,321
% of Gross Margin	-1.37%	1.59%	-0.28%	-1.61%	-1.10%	4.16%	0.54%	-2.56%

	Pre-Tax Income				Pre-Tax Income
	Q1 FY06	Q2 FY06	Q3 FY06	Q4FY06	Q1 FY07	Q2 FY07	Q3 FY07	Q4FY07
Pre-tax income
Pre-tax Income (Understated) / Overstated	(114)	606	65	(559)	(68)	224	173	(778)
Pre-tax (Income) Loss as reported	10,028	(944)	3,503	(9,463)	6,948	3,370	(5,615)	(3,503)
% of Pre-tax Loss	-1%	-64%	2%	6%	-1%	7%	-3%	22%

	Net Income and EPS				Net Income and EPS
	Q1 FY06	Q2 FY06	Q3 FY06	Q4FY06	Q1 FY07	Q2 FY07	Q3 FY07	Q4FY07
Net income
Net Income (Understated) / Overstated	(114)	606	65	(559)	(68)	224	173	(778)
Net (Income) / Loss as reported	10,028	(944)	3,393	(9,463)	6,948	3,621	(5,517)	(3,285)
% of Net Income	-1.1%	-64.2%	1.9%	5.9%	-1.0%	6.2%	-3.1%	23.7%
Diluted Shares	9,285	9,440	9,425	9,463	9,518	9,529	10,031	9,955
EPS Impact of Errors	0.01	(0.06)	(0.01)	0.06	0.01	(0.02)	(0.02)	0.08
EPS as reported	(1.08)	0.10	(0.36)	1.00	0.73	0.38	0.55	0.33
% of EPS	-1.1%	-64.2%	1.9%	5.9%	1.0%	-6.2%	-3.1%	23.7%

	Adjustments by Financial Statement Line Item				Adjustments by Financial Statement Line Item
	Q1 FY06	Q2 FY06	Q3 FY06	Q4FY06	Q1 FY07	Q2 FY07	Q3 FY07	Q4FY07

Revenue
Previously Reported	150,931	184,025	243,483	284,538	146,403	157,196	195,393	224,473
Error Amount	(1)	(203)	651	(681)	(170)	58	161	(78)
Corrected Amount	150,930	183,822	244,134	283,857	146,233	157,254	195,554	224,395
% Change	0.00%	-0.11%	0.27%	-0.24%	-0.12%	0.04%	0.08%	-0.03%
Cost of Sales
Previously Reported	(132,091)	(156,580)	(217,762)	(242,765)	(126,443)	(134,560)	(163,590)	(194,152)
Error Amount	(257)	639	(723)	7	(49)	883	12	(700)
Corrected Amount	(132,348)	(155,941)	(218,485)	(242,758)	(126,492)	(133,677)	(163,578)	(194,852)
% Change	0.19%	-0.41%	0.33%	0.00%	0.04%	-0.66%	-0.01%	0.36%
Gross Margin
Previously Reported	18,840	27,445	25,721	41,773	19,960	22,636	31,803	30,321
Error Amount	(258)	436	(72)	(674)	(220)	941	173	(778)
Corrected Amount	18,582	27,881	25,649	41,099	19,740	23,577	31,976	29,543
% Change	-1.37%	1.59%	-0.28%	-1.61%	-1.10%	4.16%	0.54%	-2.56%
Operating Expenses
Previously Reported	(28,375)	(26,045)	(28,994)	(31,826)	(26,198)	(25,334)	(27,637)	(27,166)
Error Amount	144	170	137	115	152	(717)	—	—
Corrected Amount	(28,231)	(25,875)	(28,857)	(31,711)	(26,047)	(26,051)	(27,637)	(27,166)
% Change	-0.51%	-0.65%	-0.47%	-0.36%	-0.58%	2.83%	0.00%	0.00%
Total Pre-tax Errors	(114)	606	65	(559)	(68)	224	173	(778)

GTSI, Inc.
Analysis of Effect of Out-of Period Adjustments
By Quarter
BALANCE SHEET EFFECT OF OUT OF PERIOD ADJUSTMENTS

	Assets				Assets
	Q1 FY06	Q2 FY06	Q3 FY06	Q4FY06	Q1 FY07	Q2 FY07	Q3 FY07	Q4FY07

Current Assets Understated (Overstated)	1	203	(651)	681	170	(58)	(161)	78
Current Assets as reported	184,640	244,502	304,770	290,307	198,134	205,856	233,350	198,507
% of Current Assets	0.00%	0.08%	-0.21%	0.23%	0.09%	-0.03%	-0.07%	0.04%

Total Assets Understated (Overstated)	1	203	(651)	681	170	(58)	(161)	78
Total Assets as reported	201,095	284,633	339,677	330,681	235,293	242,531	268,495	226,667
% of Total Assets	0.00%	0.07%	-0.19%	0.21%	0.07%	-0.02%	-0.06%	0.03%

	Liabilities & Stockholders Equity				Liabilities & Stockholders Equity
	Q1 FY06	Q2 FY06	Q3 FY06	Q4FY06	Q1 FY07	Q2 FY07	Q3 FY07	Q4FY07

Current Liabilities (Understated) / Overstated	257	(639)	723	(7)	49	(883)	(12)	700
Current Liabilities as Reported	(135,184)	(187,485)	(248,700)	(220,110)	(135,741)	(146,302)	(167,848)	(128,522)
% of Current Liabilities	-0.19%	0.34%	-0.29%	0.00%	-0.04%	0.60%	0.01%	-0.54%

Total Liabilities (Understated) / Overstated	257	(639)	723	(7)	49	(883)	(12)	700
Total Liabilities as Reported	(138,931)	(214,600)	(272,514)	(253,998)	(165,135)	(175,568)	(194,971)	(148,954)
% of Total Liabilities	-0.18%	0.30%	-0.27%	0.00%	-0.03%	0.50%	0.01%	-0.47%

Total Stockholders Equity (Understated) / Overstated	(258)	436	(72)	(674)	(220)	941	173	(778)
Total Stockholders Equity as reported	(62,164)	(70,033)	(67,163)	(76,683)	(70,158)	(66,963)	(73,524)	(77,713)
% of Stockholders Equity	0.42%	-0.62%	0.11%	0.88%	0.31%	-1.40%	-0.24%	1.00%

GTSI, Inc.
Analysis of Effect of Out-of Period Adjustments
By Year
BALANCE SHEET EFFECT OF OUT OF PERIOD ADJUSTMENTS

	Assets
	2005	2006	2007

Current Assets Understated (Overstated)	(264)	234	30
Current Assets as reported	308,876	290,307	198,507
% of Current Assets	-0.09%	0.08%	0.02%

Total Assets Understated (Overstated)	(264)	234	30
Total Assets as reported	345,907	330,681	226,667
% of Total Assets	-0.08%	0.07%	0.01%

	Liabilities & Stockholders Equity
	2005	2006	2007

Current Liabilities (Understated) / Overstated	(184)	334	(147)
Current Liabilities as Reported	(248,668)	(220,110)	(128,522)
% of Current Liabilities	0.07%	-0.15%	0.11%

Total Liabilities (Understated) / Overstated	(184)	334	(147)
Total Liabilities as Reported	(267,740)	(253,998)	(148,954)
% of Total Liabilities	0.07%	-0.13%	0.10%

Total Stockholders Equity (Understated) / Overstated	448	(568)	116
Total Stockholders Equity as reported	(78,167)	(76,683)	(77,713)
% of Stockholders Equity	-0.57%	0.74%	-0.15%

GTSI, Inc.
Summary of Adjustments
FY2007

	Description	Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type

Accumulated SAD from YE 2006	A			112.0		(112.0)	Cost of Sales - Product
Receivers Payable from Q1 Review	B			372.4		(372.4)	Cost of Sales
Receivers Payable from Q2 Review	B			135.4		(135.4)	Cost of Sales
Receivers Payable from Q4 Review	B			27.9		(27.9)	Cost of Sales
Q4 professional services Receivers Payable adjustment	C			35.7		(35.7)	Cost of Sales
Audit Adj. for PS Rev Rec	D	78.2				(78.2)	Sales - Services
Prof services unbilled AR reversals	E	(18.9)				18.9	Sales - Services
Unbilled Reversals	E	(29.0)				29.0	Sales - Services
Order Error from Q2 Review	F			(830.0)		830.0	Cost of Sales
OPEX (stock comp error)	G					(565.7)	SG&A	565.7	Equity

		30.3	—	(146.6)	—	(449.4)		565.7
FY2006

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Accumulated SAD from YE 2006	A	264.0				(264.0)	Sales - Services
Accumulated SAD from YE 2006	A			93.0		(93.0)	Cost of Sales - Product
Receivers Payable from Q1 Review	B			(434.0)		434.0	Cost of Sales
Receivers Payable from Q2 Review	B			(91.0)		91.0	Cost of Sales
Receivers Payable from Q4 Review	B			(28.0)		28.0	Cost of Sales
Q4 professional services Receivers Payable adjustment	C			(35.7)		35.7	Cost of Sales
Audit Adj. for PS Rev Rec	D	(78.2)				78.2	Sales - Services
Prof services unbilled AR reversals	E	18.9				(18.9)	Sales - Services
Unbilled Reversals	E	29.1				(29.1)	Sales - Services
Order Error from Q2 Review	F			830.0		(830.0)	Cost of Sales
OPEX (stock comp error)	G					565.8	SG&A	-565.8	Equity

		233.8	—	334.3	—	(2.3)		-565.8
FY2005

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Accumulated SAD from YE 2006	A	(264.0)				264.0	Sales - Services
Accumulated SAD from YE 2006	A			(201.0)		201.0	Cost of Sales - Product
Receivers Payable from Q1 Review	B			61.7		(61.7)	Cost of Sales - Product
Receivers Payable from Q2 Review	B			(44.3)		44.3	Cost of Sales - Product

		(264.0)	—	(183.6)	—	447.6		0

Q1FY06

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Accumulated SAD from YE 2006	A	1.0				(1.0)	Sales - Services
Accumulated SAD from YE 2006	A			208.0		(208.0)	Cost of Sales - Product
Receivers Payable from Q1 Review	B			49.0		(49.0)	Cost of Sales - Product
OPEX (stock comp error)	G					144.0	SG&A	-144	Equity

		1.0	—	257.0	—	(114.0)		-144
Q2FY06

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Accumulated SAD from YE 2006	A	144.0				(144.0)	Sales - Services
Accumulated SAD from YE 2006	A			(100.0)		100.0	Cost of Sales - Product
Receivers Payable from Q1 Review	B			(514.9)		514.9	Cost of Sales - Product
Receivers Payable from Q2 Review	B			(17.2)		17.2	Cost of Sales - Product
Q4 professional services Receivers Payable adjustment	C			(7.0)		7.0	Cost of Sales - Product
Prof services unbilled AR reversals	E	58.9				(58.9)	Sales - Services
OPEX (stock comp error)	G					169.6	SG&A	-169.6	Equity

		202.9	—	(639.1)	—	605.8		-169.6
Q3FY06

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Accumulated SAD from YE 2006	A	(651.0)				651.0	Sales - Services
Accumulated SAD from YE 2006	A			473.0		(473.0)	Cost of Sales - Product
Receivers Payable from Q1 Review	B			323.0		(323.0)	Cost of Sales - Product
Receivers Payable from Q2 Review	B			(45.0)		45.0	Cost of Sales - Product
Receivers Payable from Q4 Review	B			(28.0)		28.0	Cost of Sales - Product
OPEX (stock comp error)	G					137.0	SG&A	-137	Equity

		(651.0)	—	723.0	—	65.0		-137
Q4FY06

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Accumulated SAD from YE 2006	A	770.0				(770.0)	Sales - Services
Accumulated SAD from YE 2006	A			(488.0)		488.0	Cost of Sales - Product
Receivers Payable from Q1 Review	B			(291.1)		291.1	Cost of Sales - Product
Receivers Payable from Q2 Review	B			(28.8)		28.8	Cost of Sales - Product
Q4 professional services Receivers Payable adjustment	C			(28.7)		28.7	Cost of Sales - Product
Audit Adj. for PS Rev Rec	D	(78.2)				78.2	Sales - Services
Prof services unbilled AR reversals	E	(40.0)				40.0	Sales - Services
Unbilled Reversals	E	29.1				(29.1)	Sales - Services
Order Error from Q2 Review	F			830.0		(830.0)	Cost of Sales - Product
OPEX (stock comp error)	G					115.2	SG&A	-115.2	Equity

		680.9	—	(6.6)	—	(559.1)		-115.2
Q1FY07

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Accumulated SAD from YE 2006	A			112.0		(112.0)	Cost of Sales - Product
Receivers Payable from Q1 Review	B			424.4		(424.4)	Cost of Sales - Product
Receivers Payable from Q2 Review	B			(326.2)		326.2	Cost of Sales - Product
Receivers Payable from Q4 Review	B			(3.6)		3.6	Cost of Sales - Product
Q4 professional services Receivers Payable adjustment	C			(77.0)		77.0	Cost of Sales - Product
Prof services unbilled AR reversals	E	102.5				(102.5)	Sales - Services
Unbilled Reversals	E	67.8				(67.8)	Sales - Services
Q3 GEMS Errors	H			(80.3)		80.3	Cost of Sales - Product
OPEX (stock comp error)	G					151.5	SG&A	-151.5	Equity

		170.3	—	49.3	—	(68.1)		-151.5
Q2FY07

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Receivers Payable from Q1 Review	B			(52.0)		52.0	Cost of Sales - Product
Receivers Payable from Q2 Review	B			461.6		(461.6)	Cost of Sales - Product
Receivers Payable from Q4 Review	B			(14.6)		14.6	Cost of Sales - Product
Q4 professional services Receivers Payable adjustment	C			(97.6)		97.6	Cost of Sales - Product
Prof services unbilled AR reversals	E	4.2				(4.2)	Sales - Services
Entry posting error	I			305.0		(305.0)	Cost of Sales - Product
Unbilled Reversals	E	(61.9)				61.9	Sales - Services
Q3 GEMS Errors	H			(655.5)		655.5	Cost of Sales - Product
Order Error from Q2 Review	F			(830.0)		830.0	Cost of Sales - Product
OPEX (stock comp error)	G					(717.2)	SG&A	717.2	Equity

		(57.7)	—	(883.1)	—	223.6		717.2

Q3FY07

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Receivers Payable from Q4 Review	B			(135.0)		135.0	Cost of Sales - Product
Q4 professional services Receivers Payable adjustment	C			(391.1)		391.1	Cost of Sales - Product
Prof services unbilled AR reversals	E	(125.6)				125.6	Sales - Services
HP RMA/RTV Issue	J			83.0		(83.0)	Cost of Sales - Product
Entry posting error	I			(305.0)		305.0	Cost of Sales - Product
Unbilled Reversals	E	(34.9)				34.9	Sales - Services
Q3 GEMS Errors	H			735.8		(735.8)	Cost of Sales - Product

		(160.5)	—	(12.3)	—	172.8		0
Q4FY07

		Current Assets	Long Term Assets	Current Liabilities	Long Term Liabilities	P&L	P&L Type	Other	Other Type
Receivers Payable from Q4 Review	B			181.1		(181.1)	Cost of Sales - Product
Q4 professional services Receivers Payable adjustment	C			601.4		(601.4)	Cost of Sales - Product
Audit Adj. for PS Rev Rec	D	78.2				(78.2)	Sales - Services
HP RMA/RTV Issue	J			(83.0)		83.0	Cost of Sales - Product

		78.2	—	699.5	—	(777.7)		0
Legend:

A	The Company posted entries in Q1 2007 that were identified and unposted from the 2006 Year End Audit.

B	The Company identified a number of PO’s that were opened and received on in error. In these instances, a PO was created in order to push an invoice to the customer through the system; but there should not have been COGS/Receiver’s Payable accruals made.

C	The Company identified balances that were either accrued in error (no sustainable support) or were duplicated.

D	The Company identified $78k of revenue recognized in 2007 that related to 2006. When the order was entered in PeopleSoft, it was entered with zero revenue but with COGS. When the lines were marked, the COGS amount was recorded without the associated revenue.

E	The Company identified unbilled accruals that were never reversed once the customer was invoiced thus causing duplicate revenue to be recorded.

F	The Company identified Cisco items/parts ‘marked for billing’, which creates entries to record revenue and COGS. It should be noted that the order was not shipped to the customer, so revenue should not have been recognized. The items were then put back into inventory and received back into inventory with zero cost. As part of the inventory reconciliation prepared at year end, a journal entry was recorded to increase the inventory value for the Cisco parts being carried at $0 (at the sum of the cost for the parts), and the offsetting entry was a reduction to COGS; but did not defer the revenue.

G	The Company determined the system reports used to calculate and record stock comp expense continued to accrue stock comp expense for employees previously terminated; which overstated the stock comp expense. In addition to this error, the software was not properly calculating or recording the forfeiture true-up.

H	The Company learned that the ERP was incorrectly pulling Average Cost instead of the PO cost when the parts were received into inventory. As part of the Q1 and Q2 inventory reconciliation process, the general ledger was adjusted to match Perpetual, with the offset to COGS (the offset should have been to receivers payable).

I	A staff accountant was given data to a prepare journal entry to correct COGS amount related to special pricing that was not applied to the PO cost. The correction was identified in July 2007, and should have been corrected in the same period. Instead of posting to July 2007, it was posted to June 2007.

J	During Q3 2007, the Company recorded a RMA/RTV . When the RMA was entered, it was entered with a zero value being assigned to the sales value. When the RTV was processed, the vendor credits were applied as a reduction to COGS, using the replacement cost. When the replacement products were shipped in Q4 2007, it was entered as a zero sales price with extended costs applied.

Schedule B
Net Loss
(2,000) thousands (4,000) (6,000)
AsStated (8,000)
Adjusted in (10,000) $ (12,000) (14,000) (16,000)
2005 2006 2007
Pre- taxLoss
(2,000) (4,000) thousands (6,000) (8,000) As Stated (10,000) Adjusted in $(12,000) (14,000) (16,000) (18,000) 2005 2006 2007
GrossMargin 115,000 110,000 thousands 105,000 AsStated 100,000 Adjusted in $95,000 90,000 85,000 2005 2006 2007

Net Income (Loss)by Quarter FY2006 -
15,000 10,000
thousands 5,000
As Stated
Adjusted in $(5,000) (10,000) (15,000) Q1 Q2 Q3 Q4
Pretax Income (Loss)by Quarter FY2006 -
15,000 10,000
thousands 5,000
AsStated
Adjusted in $(5,000) (10,000) (15,000) Q1 Q2 Q3 Q4
GrossMargin by Quarter FY2006 - 45,000 40,000 35,000 thousands 30,000
25,000 As Stated 20,000 Adjusted in 15,000 $10,000 5,000
Q1 Q2 Q3 Q4

Net Income (Loss) by Quarter - FY2007
8,000
6,000
4,000
2,000
-
(2,000)
(4,000)
(6,000)
(8,000)
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

Pre-tax Income (Loss) by Quarter - FY2007
8,000
6,000
4,000
2,000
-
(2,000)
(4,000)
(6,000)
(8,000)
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

Gross Margin by Quarter - FY2007
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

Net Income (Loss)by Quarter FY2007 -
8,000 6,000
4,000 thousands 2,000
As Stated
Adjusted (2,000) in $(4,000) (6,000) (8,000) Q1 Q2 Q3 Q4
Pretax — Income (Loss)by Quarter FY2007 -
8,000 6,000
4,000 thousands 2,000
As Stated
Adjusted (2,000) in $(4,000) (6,000) (8,000) Q1 Q2 Q3 Q4
Gross Marginby Quarter FY2007 -
35,000 30,000 25,000 thousands 20,000 AsStated 15,000 Adjusted in 10,000 $
5,000
Q1 Q2 Q3 Q4

Total Assets
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
$ in thousands
2005
2006
2007
As Stated
Adjusted

Total Liabilities
300,000
250,000
200,000
150,000
100,000
50,000
-
$ in thousands
2005
2006
2007
As Stated
Adjusted

Total Stockholders Equity
78,500
78,000
77,500
77,000
76,500
76,000
75,500
$ in thousands
2005
2006
2007
As Stated
Adjusted

TotalAssets
400,000 350,000 300,000
thousands250,000
AsStated
200,000
Adjusted in $150,000
100,000
50,000
2005 2006 2007
TotalLiabilities
300,000 250,000
thousands200,000
AsStated
150,000
Adjusted in $ 100,000
50,000
2005 2006 2007
TotalStockholders Equity 78,500 78,000 thousands 77,500
AsStated 77,000
Adjusted in $76,500 76,000 75,500 2005 2006 2007

Total Assets by Quarter - FY2006
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

Total Liabilities by Quarter - FY2006
300,000
250,000
200,000
150,000
100,000
50,000
-
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

Total Stockholders Equity by Quarter - FY2006
80,000
78,000
76,000
74,000
72,000
70,000
68,000
66,000
64,000
62,000
60,000
58,000
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

TotalAssets byQuarter FY2006 -
400,000 350,000 300,000
thousands250,000
AsStated
200,000
Adjusted in $150,000
100,000
50,000
Q1 Q2 Q3 Q4
TotalLiabilities by Quarter FY2006 -
300,000 250,000
thousands200,000
As Stated
150,000
Adjusted in $ 100,000
50,000
Q1 Q2 Q3 Q4
TotalStockholders Equity by Quarter FY2006 - 80,000 78,000 76,000 74,000 thousands72,000
70,000 AsStated Adjusted 68,000 in $66,000 64,000 62,000 60,000 58,000 Q1 Q2 Q3 Q4

Total Assets by Quarter - FY2007
280,000
270,000
260,000
250,000
240,000
230,000
220,000
210,000
200,000
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

Total Liabilities by Quarter - FY2007
250,000
200,000
150,000
100,000
50,000
-
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

Total Stockholders Equity by Quarter - FY2007
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
$ in thousands
Q1
Q2
Q3
Q4
As Stated
Adjusted

TotalAssets byQuarter FY2007 - 280,000 270,000 260,000 thousands250,000
As Stated 240,000 Adjusted in $230,000 220,000 210,000 200,000 Q1 Q2 Q3 Q4
TotalLiabilities by Quarter FY2007 -
250,000 200,000
thousands 150,000
As Stated Adjusted in $100,000
50,000
Q1 Q2 Q3 Q4
TotalStockholders Equity by Quarter FY2007 - 90,000 80,000 70,000 thousands60,000
50,000 AsStated Adjusted in40,000 $30,000
20,000 10,000
Q1 Q2 Q3 Q4